Filed by Janus Capital Group Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Janus Capital Group Inc.
Commission File No. 1-15253

Good morning everyone.  For the last seven months, you all have been focused, and working tirelessly, with clients and investors on preparations for launching the new Janus Henderson Group. There have been literally thousands of “to dos” across the various departments of the organization, and I wanted to personally thank each of you for all of your efforts.

One of the final steps we must take in order to complete this transaction is to receive shareholder approval from the Janus Capital Group stockholders.  To do this we will be holding a Special Meeting of our stockholders on April 25, 2017.  In addition to being employees, many of you are stockholders as well, whether through Long-Term Incentive grants you have received in the past or through your participation in the Employee Stock Purchase Plan.  Therefore, you probably received a very large piece of mail over the last few weeks, or perhaps several, which is the Proxy Statement for this transaction, accompanied by an Instruction Form and a Control Number, which is required for you to vote your shares.  The Instruction Form you received provides various options for how you may choose to vote your shares and I encourage you to please do so.

Thank you for your ongoing commitment to Janus.

Dick

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Additional Information about the Transaction

This communication is being made in respect of the proposed Transaction involving Janus Capital Group and Henderson Group plc (“Henderson Group”).  This material is not a substitute for the definitive proxy statement or any other documents which Janus Capital Group and Henderson Group may send to their respective shareholders in connection with the proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed Transaction, Henderson Group has filed and the SEC has declared effective, a definitive registration statement on Form F-4 that contains a proxy statement of Janus Capital Group and other documents regarding the proposed Transaction with the SEC. Before making any voting or investment decision, the respective investors and shareholders of Janus Capital Group and Henderson Group are urged to carefully read the entire registration statement of Henderson Group, including the proxy statement of Janus Capital Group, and any other relevant documents filed by either company with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Janus Capital Group, Henderson Group and the proposed Transaction. Investors and security holders are also urged to carefully review and consider each of Janus Capital Group’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, its proxy statements, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q.  Copies of the proxy statement have been mailed to the shareholders of Janus Capital Group.  Copies of the proxy statement also may be obtained free of charge at the SEC’s web site at http://www.sec.gov, or by directing a request to Janus Capital Group Inc. 151 Detroit Street, Denver, Colorado 80206.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.